Filed by: McDermott International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Commission File Number: 001-12815

The following is the transcript of a conference call held by McDermott International Inc. on December 18, 2017.

McDermott International Inc. (Update) December 18, 2017

Corporate Speakers:

•	Ty Lawrence; McDermott International, Inc.; VP, Treasurer, IR

•	David Dickson; McDermott International, Inc.; CEO, President, Director

•	Patrick Mullen; Chicago Bridge & Iron Company; CEO, President

•	Stuart Spence; McDermott International Inc.; EVP, CFO

Participants:

•	Jamie Cook; Credit Suisse; Analyst

•	Steven Fisher; UBS Investment Bank; Analyst

•	Andrew Kaplowitz; CitiGroup, Inc.; Analyst

•	Chad Dillard; Deutsche Bank AG; Analyst

•	Jerry Revich; Goldman Sachs Group Inc.; Analyst

•	Andrew Wittmann; Robert W. Baird & Co.; Analyst

PRESENTATION

Operator: Welcome to today’s conference call to discuss the combination of McDermott and CB&I.

(Operator Instructions)

I’d now like to turn the call over to Ty Lawrence, McDermott’s Vice President, Treasurer, Investor Relations. Please go ahead.

Ty Lawrence: Thank you, and good afternoon, everyone. I would like to remind you that we’re recording this call, and replay will be available on McDermott and CB&I’s website. During the call, we will be referring to a presentation that is also available on the Investor Relations section of both of our websites. Please note that our comments today include forward-looking statements and estimates.

These forward-looking statements are subject to various risks and uncertainties that may impact the actual results of operations of McDermott, CB&I and the combined company. Please refer to our presentation to view the full disclaimer.

I will now turn the call over to McDermott’s President and CEO, David Dickson.

David Dickson: Thanks, Ty, and good afternoon, everyone, and thank you for joining is today. Let me start by taking you through Slide 5 of the investor deck. Earlier today, we announced that McDermott and CB&I have agreed to combine to create integrated onshore offshore EPCI leader by expanding significant benefits to our investors, employees, customers and partners.

We are extremely excited about this opportunity and look forward to walking you through the details. I am joined today by McDermott’s CFO, Stuart Spence; CB&I CEO, Patrick Mullen; and CB&I’s CFO, Michael Taff. We are going to take some time to talk through the rationale and benefits of the combination and then we will take your questions.

Turning to Slide 6. The transformation — transformational combination of McDermott and CB&I will create a $10 billion fully vertically integrated onshore-offshore EPCI provider with a market-leading technology and portfolio. Our operations and capabilities are highly complementary, and we are extremely well positioned to capitalize on attractive trends driving growth in our markets.

Further, this combination gives us a presence across onshore and offshore upstream downstream and markets. This will make us more competitive and enable a more consistent predictable performance through market cycles.

We will be able to provide our customers with an end-to-end solution to better meet their needs across the project lifecycle. Our companies share a common culture and a similar approach to conducting business with a strong emphasis on safety and customer engagement, and we both primarily operate on the fixed-price lump-sum contracts.

Our scalable best-in-class operational expertise will be leveraged across the organization to maximize our ability, to execute product customers and unlock value in the near and long-term. The transaction will also deliver significant financial benefits, which we will provide more detail later in the presentation, but the combined company will be supported by a strong capital structure and will generate significant free cash flow.

The transaction is expected to be cash accretive, excluding onetime costs within the first year after closing. We also expect the combination will generate substantial costs and revenue synergies. We also consideration will allow shareholders of both companies to participate in the upside of the combination.

We would like to give you a brief overview of both companies starting on Slide 7. McDermott has a proud 94-year history of offering engineering, procurement,

construction and installation services to customers globally. We delivered fixed and floating production facilities, pipelines and subsea systems for complex offshore and subsea projects.

We do this in the end markets we serve with our vertically-integrated engineering procurement, fabrication and installation offering. We are laser focused on safety, and we have a strong customer relationships that we have developed over several decades.

We have a global footprint with a growing business in Americas and a strong establish presence in the Middle East and Asia. In a moment, I’m going to turn the call over to Pat to speak about CB&I. But before I do it, on behalf of the McDermott team, I wanted to say that we have enjoyed getting to know the CB&I team and a respect for them and the company’s 128-year legacy of performance and delivering for their customers. We look forward to working together as we begin integration planning.

Patrick Mullen: Thanks, David. We appreciate the kind words and want to say that the CB&I team has enjoyed working with you and your team at McDermott as well. We are very excited about the combination of McDermott and CB&I and the potential it has to unlock value for all of our stakeholders.

Bringing our two companies together as a unique opportunity as it will create a premier vertically-integrated engineering, procurement, fabrication, construction and installation provider with significant scale, diversification and global presence. Together, CB&I and McDermott have more than 200 years of experience in our key markets and share a focus on long-standing relationships, customer engagement, vertical integration and uncompromising safety and quality standards.

Slide 8 provides a snapshot of CB&I. We have a vertically-integrated offering across our three businesses, engineering and construction, fabrication services and technology. We also operate in four key segments, including refining, petrochemicals, LNG and natural gas fired power plants.

I will walk through all the details on the right other than to point out that the majority of our revenue in recent years has come from the United States because that’s where the most attractive opportunities have been. But certainly, we are a global company, and we go where the work is. So this geographic profile can change and has changed dramatically overtime.

On CB&I’s last earnings call, we discussed over five key priorities; safety, and improving project execution and risk management, enhancing competitiveness and growth, resetting our culture and strengthening our balance sheet. This combination with McDermott accelerates our progress on each of these priorities and maximizes the value of CB&I for our shareholders, customers, employees and other stakeholders.

Please turn to Slide 9. I’d like to briefly discuss the sale process for our technology and former engineer product businesses. As part of the transaction with McDermott, we have obtained amendments to the debt covenants from our lenders that permit us to complete this proposed transaction.

Our supervisory board and management team reviewed multiple strategic options and ultimately decided that a combination with McDermott is the best path forward to position CB&I for long-term growth and success.

Before I turn the call back to David, I’d like to acknowledge our outstanding employees, who have worked diligently on this journey over the last few months and thank them for their hard work and dedication. Now I’ll turn the call back over to David.

David Dickson: Thanks, Pat. Slide 10 showcases the power and breadth of the combination. And once again,, highlights just our businesses are. Together, we were service customers from the to the storage tank. Combining our operations, we will give us presence in both upstream and downstream markets. It will make us a single source provider offering project development support across onshore, offshore, subsea, LNG, petrochemicals, refining and empowered markets.

Turning to Slide 11. This illustrates our near combined capabilities profile. Our fully vertically-integrated business offers all the capabilities necessary to deliver onshore and offshore facilities globally that our assets lifecycle from appraisal to decommissioning. McDermott has increasingly focused on early engagement with our customers through concept and food engineering to position the company for success.

McDermott is also leading the market in digital print solutions, which when applied early in the asset lifecycle can support the development of long-term engagement over the life of an asset.

The addition of CB&I’s proprietary technologies and digital data solutions will enhance this opportunity and provide strong differentiation. This provides long-term revenue visibility and increases the opportunities for

Moving to Slide 12. When you look at the overlay of our geographic markets, you will see that we have very complementary geographic footprint. McDermott has a large and market operations in the Middle East and Asia, while CB&I has a stronger presence in the U.S. and Europe. We will leverage relationships, capabilities and offerings across the regions to improve our ability to generate revenue synergies.

McDermott, for example, will have the opportunity to deliver incremental refining and petroleum projects in the Middle East and Asia. At the same time, CB&I can leverage McDermott’s modular expertise to offer a fully integrated solution providing excellence in project execution in the Americas. Our combined scale will also provide access to new market opportunities in both onshore and offshore frontier areas and will broaden our customer base.

Turning to Slide 13, you will see that this combination creates a more diverse revenue portfolio across geographies, segments and contract types. On a combined basis, we will generate 55% of our revenues from the U.S. and the remaining 45% divided between Asia and the Middle East and other regions.

On a segment basis, the combined company will deliver 71% of its revenues from onshore and the remaining 29% from offshore. Both McDermott and CB&I to the fixed lump-sum pricing model, the model preferred by our customers. Once combined, 88% of our contracts will be fixed price and 12% will be cost-plus or unit basis.

In addition, McDermott and CB&I have the complementary customer portfolios across the NOCs, independence and super majors. This further diversifies our revenues.

Let’s turn to Slide 14. I’d now like to explain how this combination will enable us to take advantage of shifting market trends. Our industry is experiencing disruptive changes on a microlevel. Microlevel changes to cyclical commodity prices geopolitics and shifting gears on environment are impacting our customers execute projects.

The resource profile is also changing. It has been substantial growth in shale, gas, renewables and deepwater, all of which are still developing. The impact of these changes is not yet fully understood. As a result, our customers are seeking predictability and efficiency gains wherever possible and are becoming more informed buyers and careful stewards of their CapEx.

The phase of consolidation in the industry has increased driven by the desire for scale, differentiation and enhanced technology.

In the near term, we expect CapEx to be directed to shorter cycle onshore projects. In the medium term, we expect investment in longer cycle offshore projects to increase as well. This all comes back to the complementary nature of our businesses.

For example, CB&I’s positioning in refined product growth areas will be further enhanced by McDermott’s capabilities and growth regions. Similarly, CB&I is well positioned to capture growth in petrochemicals and LNG with McDermott bringing enhanced capabilities to drive additional volume.

And as Deepwater even prices decline, we will be able to leverage McDermott’s capabilities across a broader customer base.

Turning to Slide 15, where we explain McDermott’s transformation and our journey to evolve the business has created scalable operational expertise that we can deploy across the combined organization. When I joined the company at the end of 2013, McDermott had 9 loss-making contracts in its portfolio. Risk management was low, and we did not have sufficient visibility into project outcomes.

Customer relationships were broken and the business was operating in sales. We embarked on an effort to overhaul how the business was managed. We reorganized with an emphasis on safety, operational excellence, deep customer relationships, disciplined and efficient project management and proactive risk management.

Our efforts resulted in a transformed company, which is customer-centric, highly focused and driven by process, strong cost management and disciplined project execution. Shareholders employees and customers have benefited from our turnaround. We cut loss-making projects from 9 to 1, and we are currently executing some of the most complex projects in McDermott’s history. Saving initiatives we have implemented have delivered more than $200 million in annualized savings.

Turning to Slide 16, you will see that this journey has given us an operating playbook, which gains us how we run our business today. Our operating model prioritizes proximity to customers, industry-leading execution, common culture, strategic contract management, standardized project execution, rigorous oversight and cost control. These were the fundamental building blocks of our own transformation, and we have confidence that we can bring these capabilities to bear across combined organization to unlock value in the near and long term.

I’d now like to turn the call over to Stuart, to take you through the financial details of the transaction.

Stuart Spence: Thanks, David, and good afternoon, everyone. Turning to Slide 17. Let me walk you through an overview of the transaction.

As David said at the outset of the call, this is an all stock transaction. It has an estimated enterprise value of approximately $6 billion based on McDermott closing share price on December 15. Following close, McDermott shareholders will own approximately 53% and CB&I shareholders will own approximately 47% of the combined company.

CB&I shareholders will be entitled to receive 2.47221 shares of McDermott common stock for each share of CB&I stock owned or 0.82407 shares of McDermott, if McDermott effects three-to-one reverse stock split.

The transaction is expected to be cash accretive, excluding onetime costs within the first year after close. We plan to use — we plan to utilize EBITDA growth and strong free cash flow to rapidly delever and are currently targeting credit ratings similar to those currently held by McDermott.

The combined company will be headquartered in the Houston area. David Dickson will lead the company as Chief Executive Officer and serve as a director. I will serve as Chief Financial Officer. The Board will be comprised of 11 members, six from McDermott; and five from CB&I. Gary Luquette, Non-Executive Chair of the McDermott Board will serve as the combined company’s Non-Executive Chairman. We are extremely pleased and thankful that will remain with the combined company for the transition period to ensure a seamless integration.

Moving to Slide 18. With combined expected revenues of approximately $10 billion generated from a diverse portfolio of geographies, customers and market segments, we will be a leading global integrated player, better able to compete, invest more in our growth and leverage our fixed cost base across a bigger business. Enhance scale will also mitigate some of the risks that smaller companies see in our industry.

Further, our competitive landscape is in transition. Most of the companies to the last of the chart have participated in consolidation and have become more fully integrated, motivated by many of the same factors driving our combination. McDermott and CB&I together will be better positioned to compete against these larger companies.

Turning to our financial profile on Slide 19. I would like to remind you that in addition to our GAAP reporting, we are also reporting certain adjusted financial information. Net of what we believe to be onetime items as we believe these provide a helpful understanding of the underlying performance and drivers of our businesses. Our presentation provides reconciliations of our non-GAAP measures to comparable GAAP financial measures.

We firmly believe the combined company will have a strong financial profile with significantly enhanced revenue, backlog, EBITDA and net income. We believe the new financial profile will bring the stability, provide greater flexibility to compete, more capacity to reinvest in the business and better enable us to manage costs. In particular, I’d like to draw your attention to the combined backlog of $14.5 billion, adjusted EBITDA of just over $1 billion and adjusted net income of $534 million, excluding any expected synergies.

And now, let me spend a moment talking about due diligence. Over the course of this process, we have dedicated a significant amount of time performing joint due diligence together with CB&I’s team. We’ve gotten to know one others operations very well. In particular, McDermott has performed a great deal of due diligence on CB&I’s IPL Eagle Valley, Calpine, Freeport and Cameron projects. We feel confident that we have a strong understanding of the key drivers and are comfortable with what needs to be done with these projects.

I want to emphasize that the overwhelming majority of the project and CB&I’s portfolio are performing well, including projects in their ENC business an impressive technology and fabrication services businesses.

Turning to Slide 20. You will see that we expect to generate significant cost synergies from the combination. We expect to generate annualized cost synergies of $250 million in 2019. This is in addition to the $100 million cost-reduction program that CB&I expects to be fully implemented by the end of 2017.

We expect to incur a onetime cost of $210 million to realize the synergies, of which, $170 million will be in 2018, and the remaining $40 million in 2019. These cost savings will largely relate to rationalizing 4 areas, including supply chain, G&A, operations optimization and other business-related costs. The $250 million goal is a number we have jointly identified through a collaborative working sessions. And therefore, we have a high degree of confidence in our ability to achieve.

With that said, these savings do not reflect our move to a new combined rigorous cost control culture. We also expect the transaction will lead to substantial revenue synergies and have jointly identified many opportunities to create As an example, CB&I will be able to from McDermott long established presence in the Middle East and Asia to originate incremental projects such as petrochemical and refining facilities.

Turning to Slide 21. You will see an overview of the transaction financing. The combined company has secured approximately $6 billion of fully committed financing. The $6 billion will be compromised of $3.3 billion in funding debt and $2.7 billion in liquidity facilities. The $3.3 billion of funded debt together with cash on hand will be used to repay McDermott’s and CB&I’s outstanding debt as well as fees and expenses relating to the transaction.

This will leave the combined company with a robust balance sheet to support continued investment in the business, while enabling us to pursue growth opportunities. The $2.7 billion in liquidity facilities consists of a $1 billion revolving credit facility to be used for working capital and other business needs as well as a $1.2 billion letter of credit and the $500 million letter of credit term loan fee.

Issuing letters of credit is required by our customers in the normal course of business for both McDermott and CB&I at security for performance obligations and advanced payments. This capacity will be used to support current projects and future bidding activity. Additionally, the combined company will also have $1.2 billion of bilateral agreements. Through EBITDA growth and strong free cash flow generation, we expect a combined company will be able to rapidly delever after closing.

I’ll now turn the call back over to David.

David Dickson: Thanks, Stuart. So turning to Slide 22. The transaction is subject to a regulatory antitrust approvals and customer closing conditions as well as approval by McDermott and CB&I shareholders. We expect to close our transaction in the second quarter of 2018.

Now turning to Slide 23. We know that the success of this combination will ultimately rest on our ability to integrate our two companies effectively. Let me state upfront that we are confident in our ability to do so. We are beginning the integration planning phase immediately, our respective integration team leads have been identified.

And in the coming weeks, we will build a cross-functional team comprised of representatives from both companies. This team will develop a detailed plan so that we are ready to begin integrating our two companies immediately after close.

And lastly turning to Slide 24. To wrap up, let me reiterate why we believe this is such a powerful combination. The strategic and financial rationale is extremely compelling. We believe this combination a global leader and onshore and offshore facility construction in upstream and downstream.

It creates a business that is underpinned by scale, diversification and technology and provides a platform for the realization of substantial costs and revenue synergies. We will be able to better compete by aligning with our customers to provide solutions that are right for them.

We will be differentiated by our ability to collaborate on end-to-end engineered construction facility solutions executed to maximize asset value. And we will realize a full value of the combination by effectively manage risk, focusing on people and customers and maintaining our best-in-class operational excellence.

With that, I would now like to open up the line for questions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions)

Jamie Cook with Credit Suisse.

Jamie Cook: And congratulations you guys have been busy. I guess, my first question, David, can you just provide a time line on when you and CBI just started talking? Because I think that’s important and how people think about the level due diligence you guys were able to do on this transaction?

And sort of what your assumptions are broadly on the problem projects that CBI has cost to complete? And then my second question is you talked about strong and free cash flow in order to delever, is there any context you can put around that so we can get comfortable with that?

David Dickson: That’s sounded like three questions. So I’ll take the first two and I will then over to Stuart. So firstly, on time and that will come through and obviously, when we issue — obviously, the proxy. But I’ll tell you that we have worked extensively with CB&I on due diligence as Stuart said, on the prepared remarks and obviously had a number of our team working with passing through what Stuart referred to as core projects.

So we are happy without work that’s been done a lot of time and a lot of effort has been put into that. So as I said, we’re happy that the progress and obviously, we have team —

we have some members of our team that have some experience in terms of onshore construction so that obviously helped us better understand the CB&I projects that are undergoing. So I will pass the other question to Stuart.

Stuart Spence: Thanks, David. I don’t EBITDA and free cash flow, I think, David and I have a strong confidence in both the McDermott business and the CB&I business. As I said in the prepared remarks, we have done a significant amount of diligence around not only the four projects, but the overall portfolio. And there are some great underlying businesses within CB&I. There are great generators of EBITDA.

And historically, I had a great free cash flow conversion. I think as CB&I has been very public on their own earnings calls. They are going through normalization of their contract working capital and after that contract working capital normalizes, we would expect free cash flow to return.

Jamie Cook: Okay. And then, I guess, a follow-up question, if I may. A lot of the issues with M&A in this space have been around a fixed price, but he was obviously seem comfortable with it, but the other part is sort of the cultural differences how comfortable are you with everything about the cultures of McDermott and CBI? And then I will get back in queue.

David Dickson: And one of the great benefits of this combination is that the fact that first of all, we don’t have any cultural issues, but the fact that both companies businesses are heavily focused on lump-sum type contracts both focused on large construction projects. And if I was to look at this is a combination, culturally, this is one of the better ones I’ve seen in my experience. So we’re really excited about that.

Operator: Steven Fisher with UBS.

Steven Fisher: First for Pat. How did you and the Board way this an opportunity for shareholders relative to what claim process of the technology business seem like you had a quite a bit of interest? And then for David similar kind of question. How did you way this as the right opportunity relative to the potential to broaden your scale in the offshore markets? Would it seem like you kind of reached the point where things were running pretty well?

Patrick Mullen: So Steve, I’ll take the first question. This is Pat. As you can imagine, CB&I’s management team and supervisory board had been through very intensive comparisons of the various strategic options that we saw in front of us. That included the technology sales that we had previously announced as well as this deal and other options.

And it became very clear overtime that this was by far the best outcome for various groups of stakeholders, but the key thing to assure you of that, that compassion was done exhaustively.

David Dickson: And Steve, to answer your question. So little bit of history. Obviously, you follow the journey of McDermott, which obviously culminated in what was a very good third quarter. But that clearly in the year, I sat with the team and the Board and said that, we need to next page in terms of the transformation.

As you know, my past obviously come from the world of both onshore and offshore, I look at the future, I consider things such as technology, a diversification and scale. And when this opportunity came up, I was able to satisfy in all 3 areas and I just think this is a fantastic opportunity for both companies to really create what is going to be a Tier-1 first class organization.

Steven Fisher: Okay. And then a follow-up. In terms of the 16% of cost synergies you have in the category of other business-related costs. That’s the single biggest category, of cost savings. Can you just exactly what’s in there? and I will divide that is?

Stuart Spence: Steve, this is Stuart. We’ve worked very collaboratively with the CB&I team as we looked at the two cost basis of the company because over the last three years, McDermott has enacted two cost initiatives and has also brought a new cross-cultural to the company.

So any other business areas we looked at certain policies, certain procedures and processes also kind of where we overall want to drive an efficiency and execution and that’s what drove that characterization there. As I said, the synergies will put together in the collaborative fashion, we have a very high confidence in achieving the target.

Operator: Andrew Kaplowitz with Citi.

Andrew Kaplowitz: Stuart, I want to follow up on sort of the cost synergies side in the sense that you did mentioned in your prepared remarks that it doesn’t include you putting CB&I and what you call your rigorous cost structure. And I think you guys have done a really good job with your initiatives over the last couple of years and really sort of streamlined the company.

So as you look at CBI and your due diligence, how much opportunity you have sort of above and beyond the $250 million as you go out into sort of do what you done a McDermott over the last couple of years? Because it does seem like incremental opportunity there?

Stuart Spence: Yes, in the working sessions that we’ve had, we’ve talked a lot about the journey that we’ve been on at McDermott. As we say, we’ve seen the increase in our financial performance as we brought more operational excellence, a different cost culture, we’ve done the differently so we can capture margin in current projects.

We do see the ability to enact similar programs in terms of and elaboration with our new CB&I colleagues. For this stage ideas advance in front of us to give you an exact target, and that will follow later through the merger process.

Andrew Kaplowitz: Okay. And then, David, when you came onto McDermott obviously, you had a share of issues with a fixed-price projects, and I think you’ve done a good job of cleaning them up. But CB&I, as you mentioned, you guys are done due diligence projects. People have covered these companies for long time. We do hear that. And then ultimately, some companies still have issues. So these are sort of break a couple of these are really big projects.

So much experience have you had thought of it the customers themselves? How much due diligence have you done in terms of really getting their arms around the couple — bigger LNG projects so that you can proceed to give us some factors that you really sort of price within the potential risk on these projects?

David Dickson: Andy, we obviously said we spent a significant amount of time in resources on this. As you know, with my past background, it gives me some better insight in how these projects evolve. And these projects are at different stages of completion and all 4 of them are fairly well progress. So that takes a lot of the risk that the start-up.

So we’re very happy with the work that we’ve done and the work to do. In terms of dialogue with a customer of those projects, obviously, haven’t been able to start a new dialogues we are very confidential process. But what I can say is historically, I’ve had experience with both working with the customer on the Cameron LNG and with the customer on the Freeport LNG. So know that we have a nice and need to join with Pat and obviously get a bit closer the customer on these things.

But what I said call and prepared remarks what Stuart said is, an expensive amount of work has been done on these projects. And obviously, a lot of focus with the work on the balance work that is left on what is being for critical projects for CB&I. Let’s not take away the fact, Andy, is that also a large number of projects in our portfolio, which are performing extremely well.

And so we always focus on the loss makers, but in the portfolio that are a number of projects, which as what we’ve seen is extremely impressive. And so the execution and the experience CB&I, which is work our way with these through these four. So very excited with the opportunity. And in m y past obviously have been able to work through a challenging project before.

Andrew Kaplowitz: David, you mentioned your cash job previous company. Do you see clients since you left there do you see clients wanting to do more of a one-stop shop that they did before in terms of sort of bundling onshore offshore? Do you see them temptation as you think sort of just different businesses, but how much more has the landscape evolved one-stop shop as you sit here today?

David Dickson: Yes. So I mean, you can look across obviously, a big discussion market more related to offshore evolved. What I found from my past experience is the amount of synergies that exist between onshore and offshore, and I’m talking technical in terms of expertise and capability, for example, if you look at CB&I today, has an absolutely fantastic first class technology business.

And in my history of my other employer, one of the big drivers to really push that business in the U.S. was the acquisition of a smaller technology business. So bundle in the technology through onshore through their offshore, I think, has got a great opportunity get into specifics on the call. we with customers such as LNG. The opportunity to bring our expertise in terms of modular we LNG bringing that to the CB&I skill set from me is all super exciting. And I think is going to position us and a strong way for the future.

Operator: Chad Dillard with Deutsche Bank.

Chad Dillard: So could you talk a little bit more about the revenue synergies that perhaps, little bit more color on the markets and geographies? And perhaps if you’re looking to quantify what you see?

David Dickson: Yes. So we look at the combination today we said earlier, and prepared remarks if you look at CB&I’s business today, 75% are so in the U.S. and the rest international. And then when you look at the McDermott business today, which is obviously most is outside the U.S. and you look at the position that we have, particularly, in the Middle East, where today for example, we are a largest offshore contractor.

We just see fantastic opportunity leveraging that presence capability and scale country to really leverage the CB&I, whether it is petrochemical, refining, the technology business markets contact So that will be an example, where we believe and will early on to develop with the customer such as just an example. So if you look at Middle East with the CapEx programs in countries such as Saudi, Qatar and UAE we just see a lot of opportunity.

And bear in mind, CB&I is already present in the Middle East and what we want to do is really take that platform and expand. And again, in places like Asia where both companies have worked traditional in countries like Australia, we are still there present with a large team.

We are obviously large in places like India, where we see a lot of opportunities are refining and petrochemicals. So a lot of great opportunities in terms of developing the revenue synergies.

Chad Dillard: That’s helpful. And then over onto the leverage, can you talk about the expect to deleverage? What sort of pro forma target multiples you will be considering?

Stuart Spence: Yes, Chad, it’s Stuart. So we’ve raised financing here to provide strong balance sheet provide us with room to grow, to invest in the business, to compete better on the global stage. We raised all through date as you see from the presentation. And then, post combination, we’re going to focus on operational excellence, because synergies and that should drive it with our growth and free cash flow, which will allow us to deliver overtime.

I think it’s a little too early, Chad, to be giving you exact dates on that and target leverage multiples that will come later through the combination process.

Operator: Jerry Revich with Goldman Sachs.

Jerry Revich: David, I’m wondering if you can talk about the organizational structure for you folks combined the businesses where what product lines you expect to differentiate? I guess, second President level and get to talk about the management incentives all general structure incentives that you expect to put in place once it’s completed?

David Dickson: Jerry, a lot of those questions. Obviously, we will disclose this time progresses. What we said in the prepared remarks is that we have engaged team members to start looking at the overall integration planning, and that will be made up of a list of various work streams and part of one of those work streams is organizational design.

And to help us with the integration, I appreciate the support from to work with me so that I can better understand his organization and obviously the core that exist within CB&I today. So very early on to give any color, but it is certainly there is something, which has been in a lot of discussion with both the management teams in both with our respective boards and the success of this combination will be driven by a very successful integration. But as time progresses, we will give some more color to the market as we make progress.

Jerry Revich: And David, in the filings in the last conference call, there is clearly embedded in the forecast projects what looks like a meaningful productivity improvement for your can you just talk about your comfort level your underwriting that same level of productivity improvement?

And what are you embedding in terms of your estimates on leverage and earnings by the business? What are you embedding as the future cash flow outlook for those projects compared to what CB&I was embedding now as of last quarter?

David Dickson: Jerry, a lot of details there. And obviously, detail we wouldn’t want to disclose at this time. I would take us back to said earlier, we had a large number of people from our side working very closely with Pat and his team through the due diligence process, including looking at the productivity at each of the — on each of the projects at the sites.

So we feel that we have done a lot of work on that front. But again, it’s too early to obviously disclose that information, obviously, we want to keep within the teams. But again, emphasize in that a lot of good work has been done and with emphasize a lot of growth transparency from Pat and his team as we’ve gone through this process.

Jerry Revich: And David, can you clarify also why would why Pat and team outlined on earnings call a month and a half ago?

Patrick Mullen: Jerry, something that we wouldn’t disclose that we have worked very hard with Pat and this team. And that the amount of work that has been done from both sides on the due diligence has been extensive. And we can get more color on work as we get through the integration plan.

Jerry Revich: I appreciate it. And then earlier on the call, you folks had mentioned that CBI has a contract working capital work through. What’s your view on the magnitude of that working that needs capital here?

Stuart Spence: Yes, Jerry, this is I think Mike was very transparent in his remarks limit on his Q3 earnings call, which is consistent with the prior quarters about, I would say, an oversized negative networking capital balance, and that’s going to normalize overtime. A lot like David said on the project side, we’ve done extensive due diligence. We really understand the balance sheet in the position of the contracts, and we wouldn’t add any further color at this time to those kind of remarks.

Operator: (Operator Instructions)

Andy Wittmann with Baird.

Andrew Wittmann: Most of my questions have been answered, but I did have a couple of cleanups. And the first one is regarding the $250 million of cost synergies. Other in the past articulated cost synergies some amount of leakage for various reasons. So my question is are you expecting to see the bottom line of this implemented?

Stuart Spence: Andy, it’s Stuart. We are very comfortable with the $250 million. We look to achieve that on an annualized basis in 2019. And we absolutely would hope fall to the bottom line. We know that the CB&I, it has started its own journey on cost transformation.

They announced a cost program earlier this year that was targeting to achieve $100 million, which will be achieved by the year end. So again, I think, getting back to culture, is a cultural alignment beginning there around the cost culture, which we will continue in the combined company.

Andrew Wittmann: Great. And then just two other quick ones here. I was wondering if you can comment on the breakup fees associated with both companies in this deal? As well as your outlook or few plans do until continue to hold earnings conference call from those companies before the deal is closed?

Stuart Spence: Andy, it’s Stuart again. You will see in our business agreement there are a breakup fees that typical with the transaction of this nature and size. And at this time, I think, the plans of both companies are to continue with their separate earnings process.

Operator: There are no further questions. I’d like to turn the call back over to Ty Lawrence, for any closing remarks.

Ty Lawrence: Thanks for taking the time this afternoon listening to our call. As a reminder, the recording of this call will be available on our website, a replay for 7 days. Operator, this concludes our call.

Operator: Thank you, sir. Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude you may all disconnect. Everybody have a wonderful day.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. (“McDermott”) intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I, McDermott or McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN

IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

Various statements in this communication, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: anticipated cost and revenue synergies, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow and permanent financing. These forward-looking statements speak only as of the date of this report; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following: the ability of McDermott and

CB&I to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination; the risk that a condition to the closing of the anticipated combination may not be satisfied or that the anticipated combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated combination; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination, adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings, and the other risk factors discussed in McDermott’s and CB&I’s most recent Annual Reports on Form 10-K, as well as each company’s other filings with the SEC. These factors are not necessarily all the factors that could affect McDermott or CB&I. Unpredictable or unanticipated factors could also have material adverse effects on actual results of matters that are the subject of these forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises, except as required by applicable securities laws and regulations. We advise our security holders that they should (1) be aware that factors not referred to above could affect the accuracy of these forward-looking statements and (2) use caution and common sense when considering these forward-looking statements.